Exhibit 99.0

                                  RISK FACTORS

     Fluctuations in Quarterly Operating Results. The Company's quarterly operating results can be subject to fluctuation due to several factors, including the number and timing of product updates and new product introductions, delays in product development and introduction, purchasing schedules of its customers, changes in foreign currency exchange rates, product and market development expenditures, the timing of product shipments, changes in product mix, timing, costs and effects of acquisitions and general economic conditions. Because the Company's expense levels are to a large extent based on its forecasts of future revenues, operating results may be adversely affected if such revenues fall below expectations. Accordingly, the Company believes that quarter-to-quarter comparisons of its results of operations may not be meaningful and should not be relied upon as an indication of future performance. The Company has historically operated with very little backlog because its products are generally shipped as orders are received. As a result, revenues in any quarter are dependent on orders shipped and licenses renewed in that quarter. The Company has experienced a seasonal pattern in its operating results with the fourth quarter typically having the highest operating income. For example, excluding acquisition and other non-recurring charges, the percentage of the Company's operating income realized in the fourth quarter was 33% in 1994, 34% in 1995, 32% in 1996 and 35% in 1997. In addition, the timing and amount of the Company's revenues are subject to a number of factors that make estimation of operating results prior to the end of a quarter uncertain. A significant portion of the Company's operating expenses are relatively fixed, and planned expenditures are based primarily on revenue forecasts. More specifically, in the fourth quarter, the variable profit margins on modest increases in sales volume at the end of the quarter are significant. Should the Company fail to achieve such fourth quarter revenue increases, net income for the fourth quarter and the full year could be materially affected. Generally, if revenues do not meet the Company's expectations in any given quarter, operating results will be adversely affected. There can be no assurance that profitability on a quarterly or annual basis can be achieved or sustained in the future.

     Dependence on a Single Product Category; Declining Sales of Certain Products. The Company derives the major part of its product revenues from licenses of statistical software. Accordingly, any decline in revenues from licenses of the Company's statistical software, or reduction in demand for statistical software generally, could have a material adverse effect on the Company.



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                  In recent years,  SPSS,  excluding the effects of the Quantime
Limited  and  In2itive   Technologies  A/S   acquisitions,   has  experienced  a
significant shift in the sources of its revenues. Historically, the Company derived a large portion of its revenues from licenses of its mainframe and minicomputer ("Large Systems") products. As a result of the general shift by computer users from Large Systems to desktop computers, the Company experienced a decline in revenues from Large Systems products in the last several years, although in 1996 sales of Large Systems products stabilized. Revenues from Large Systems licenses declined from approximately $15.6 million in 1991 to $8.9 million in 1997, while sales of desktop products increased from $14.7 million in 1991 to $74.5 million in 1997. Revenues from Large Systems licenses decreased from 1996 to 1997, by $1.9 million. Management is unable to predict whether the decline in Large Systems licenses will continue or at what rate such licenses will decline. Revenues from the Company's products for desktop computers
("Desktop products") now account for nearly three-quarters of the Company's revenues and this percentage may continue to increase.

                  Risk Relating to Business Integration in Europe and Other Acquisitions. In recent years, SPSS has made a significant number of acquisitions, including the acquisition of businesses based outside of the United States. While SPSS has substantial international operations, it faces challenges and business integration issues with its September 1997 acquisition of Quantime and its November 1997 acquisition of In2itive. Although persons whom the Company believes are qualified and trained will continue to work with Quantime and In2itive, there can be no assurance that Quantime or In2itive will be able to retain these employees or hire suitable replacements in the event they should leave the employ of SPSS. If the Company loses key personnel from Quantime or In2itive or is unable to integrate Quantime's or In2itive's business into its own effectively, the Company may experience a material adverse impact on its financial condition. While SPSS believes that it has been successful in integrating the acquisitions it has made in the past, there can be no assurance that the recent acquisitions of Quantime or In2itive or future acquisitions will be successfully integrated into SPSS.

                  Rapid Technological Change. The computer software industry is characterized by rapid technological advances, changes in customer requirements, frequent product enhancements and new product introductions. The Company's future success will depend upon its ability to enhance its existing products and introduce new products that keep pace with technological developments, respond to evolving customer requirements and achieve market acceptance. In particular, the Company believes it must continue to respond quickly to users' needs for greater functionality, improved usability and support for new hardware and operating systems. Any failure by the Company to respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, could result in loss of revenues. In the past, the Company has, on occasion, experienced delays in the introduction of new products and product enhancements, primarily due to difficulties with particular operating environments and problems with software provided by third parties. The extent of these delays has varied depending upon the size and scope of the project and the nature of the problems encountered. Such delays have most often resulted from "bugs" encountered in working with new and/or beta-stage versions of operating systems and other third party software, and bugs or unexpected difficulties in existing third party software which complicate integration with the Company's software. From time to time,


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the Company has  discovered  bugs in its  products  which are  resolved  through maintenance releases or through periodic updates depending upon the seriousness of the defect. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements on a timely basis or that the Company will not experience significant delays or defects in its products in the future, which could have a material adverse effect on the Company. In addition, there can be no assurance that new products or product enhancements developed by the Company will achieve market acceptance or that developments by others will not render the Company's products or technologies obsolete or noncompetitive.

                  International Operations. The Company's revenues from operations outside of North America accounted for approximately 52%, 53% and 50% of the Company's net revenues in 1995, 1996 and 1997 respectively. The Company expects that revenues from international operations will continue to represent a large percentage of its net revenues and that this percentage may increase, particularly as the Company further "localizes" the SPSS product line by translating its products into additional languages and expands its operations through acquisitions of companies outside the United States. International revenues are subject to a number of risks, including greater difficulties in accounts receivable collection, longer payment cycles, exposure to currency fluctuations, political and economic instability and the burdens of complying with a wide variety of foreign laws and regulatory requirements. The Company also believes that it is exposed to greater levels of software piracy in international markets because of the weaker protection afforded to intellectual property in some foreign jurisdictions. As the Company expands its international operations, the risks described above could increase and, in any event, could have a material adverse effect on the Company.

                  Potential Volatility of Stock Price. There has been significant volatility in the market prices of securities of technology companies, including SPSS, and, in some instances, such volatility has been unrelated to the operating performance of such companies. Market fluctuations may adversely affect the price of the Common Stock. The Company also believes factors such as announcements of new products by the Company or its competitors, quarterly variations in financial results, recommendations and reports of analysts, acquisitions and factors beyond the Company's control could cause the market price of the Common Stock to fluctuate substantially.

                  Reliance on Relationships with Third Parties. The Company licenses certain software from third parties. Some of this licensed software is embedded in the Company's products, and some is offered as add-on products. If such licenses are discontinued, or become invalid or unenforceable, there can be no assurance that the Company will be able to develop substitutes for this software independently or to obtain alternative sources in a timely manner. Any delays in obtaining or developing substitutes for licensed software could have a material adverse effect on the Company.

                  In February 1993, the Company entered into an exclusive, worldwide agreement (the "Prentice Hall Agreement") with Prentice Hall, Inc. ("Prentice Hall") under which Prentice Hall publishes and distributes the student version of the Company's software and all of the Company's publications. As a result, the Company is dependent on Prentice Hall for the development and support of the markets for student software and its publications. The failure of Prentice Hall to


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perform its obligations under the Prentice Hall Agreement  adequately could have a material adverse effect on the Company. The Prentice Hall Agreement has an initial term which expires in 1998, with an option to renew for an additional five years under certain conditions. Currently, this Agreement is still in force and negotiations regarding renewing this Agreement are taking place.

                  In January 1997, the Company entered into a Banta Global Turnkey Software Distribution Agreement (the "Banta Agreement"), under which Banta Global Turnkey ("Banta") manufactures, packages, and distributes the Company's software products to the Company's domestic and international customers and certain international subsidiaries. The Banta Agreement has a three-year term and automatically renews thereafter for successive periods of one year. Either party may terminate the Banta Agreement for cause by written notice if the other materially breaches its obligations. Such a termination notice for cause must specifically identify the breach (or breaches) upon which it is based and will be effective 180 days after the notice is received by the other party, unless the breach(es) is (are) corrected during the 180 days. Either party may also terminate the Banta Agreement on 180 days' notice for any other reason. If Banta terminates the Banta Agreement other than for cause, it is required to assist the Company in finding a new vendor. If Banta fails to perform adequately any of its obligations under the Banta Agreement, the Company's operating results could be materially adversely affected.

                  Changes in Public Expenditures and Overall Economic Activity Levels. A significant portion of the Company's revenues comes from licenses of its products directly to foreign and domestic government entities. In addition, significant amounts of the Company's revenues come from licenses to academic institutions, healthcare organizations and private businesses which contract with or are funded by government entities. Government appropriations processes are often slow, unpredictable and subject to factors outside the Company's control. In addition, proposals are currently being made in certain countries to reduce government spending. Reductions in government expenditures and termination or renegotiation of government-funded programs or contracts could have a material adverse effect on the Company. In addition, declines in overall levels of economic activity could also have a material adverse impact on the Company.

                  Competition. The market for the statistical software is both highly competitive and fragmented. The Company primarily competes with one general statistical software provider which is larger and has greater resources than the Company, as well as with numerous other companies offering statistical applications software, many of which offer products focused on specific statistical applications. The Company considers its primary worldwide competitor to be the larger and better-financed SAS Institute ("SAS"), although the Company believes that SAS's revenues are derived principally from products that are used for purposes other than statistics and operate on large systems platforms. StatSoft Inc., developers of the Statistica product ("Statistica"), Manugistics Group, Inc., distributors of the Statgraphics Plus product ("Statgraphics"), and Minitab, Inc. ("Minitab") are also competitors, although their annual revenues from statistical products are believed to be considerably less than the revenues of SPSS.

                  In the future, SPSS may face competition from new entrants into the statistical software market. The Company could also experience competition from companies in other sectors


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of the broader market for data management,  analysis and presentation  software, such as providers of spreadsheets, database management systems, report writers and executive information systems. These companies have added, or in the future may add, statistical analysis capabilities to their products. Many of these companies have significant name recognition, as well as substantially greater
capital   resources,   marketing   experience   and  research  and   development
capabilities than the Company. There can be no assurance that the Company will have sufficient resources to make the necessary investment in research and development and sales and marketing, or that the Company will otherwise be able to make the technological advances necessary to maintain or enhance its
competitive   position.   The   Company's   future   success  will  also  depend
significantly upon its ability to continue to sell its Desktop products, to attract new customers looking for more sophisticated or powerful software and to introduce additional add-on products to existing customers. There can be no assurance that the Company will be able to compete successfully in the future.

                  Dependence on Key Personnel. The Company is dependent on the efforts of certain executives and key employees, including its President and Chief Executive Officer, Jack Noonan. The Company's continued success will depend in part on its ability to attract and retain highly qualified technical, managerial, sales, marketing and other personnel. Competition for such personnel is intense. There can be no assurance that the Company will be able to continue to attract or retain such highly qualified personnel. No life insurance policies are maintained on the Company's key personnel.

Intellectual Property; Proprietary Rights. The statistical algorithms incorporated in the Company's software are not proprietary. The Company believes that the proprietary technology constituting a portion of the Company's software determines the speed and quality of displaying the results of computations, the connectivity of the Company's products with third party software and the ease of use of its products. The Company's success will depend, in part, on its ability to protect the proprietary aspects of its products. The Company attempts to protect its proprietary software with trade secret laws and internal nondisclosure safeguards, as well as copyright and trademark laws and contractual restrictions on copying, disclosure and transferability that are incorporated into its software license agreements. The Company licenses its software only in the form of executable code, with contractual restrictions on copying, disclosures and transferability. Except for licenses of its products to users of Large System products and annual licenses of its Desktop products, the Company licenses its products to end-users by use of a "shrink-wrap" license that is not signed by licensees, as is customary in the industry. It is uncertain whether such license agreements are legally enforceable. The source code for all of the Company's products is protected as a trade secret and as unpublished copyrighted work. In addition, the Company has entered into confidentiality and nondisclosure agreements with its key employees. Despite these restrictions, it may be possible for competitors or users to copy aspects of the Company's products or to obtain information which the Company regards as a trade secret. The Company has no patents, and judicial enforcement of copyright laws may be uncertain, particularly outside of North America. Preventing unauthorized use of computer software is difficult, and software piracy is expected to be a persistent problem for the packaged software industry. These problems may be particularly acute in international markets. In addition, the laws of certain countries in which the Company's products are or may be licensed do not protect the Company's products and intellectual property rights to the same extent as the laws


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of the United States.  Despite the precautions  taken by the Company,  it may be possible for unauthorized third parties to reverse engineer or copy the Company's products or obtain and use information that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology.

                   Although the Company's products have never been the subject of an infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertion will not result in costly litigation or require the Company to obtain a license to use the intellectual property of third parties. There can be no assurance that such licenses will be available on reasonable terms, or at all. There can also be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

                  Control by Existing Stockholders; Antitakeover Effects. As of March 16, 1998, the Company's executive officers and directors owned beneficially approximately 19.5% of the outstanding shares of Common Stock. The Norman H. Nie Revocable Trust Dated March 15, 1991 (the "Nie Trust") and affiliates of the Nie Trust are entitled to nominate a director for inclusion in the management slate for election to the Board if the Nie Trust owns no less than 12.5% of the outstanding shares of Common Stock. As of March 16, 1998, the Nie Trust and affiliates of the Nie Trust beneficially owned approximately 12.7% of the outstanding shares of Common Stock. The Company's Certificate of Incorporation and Bylaws contain a number of provisions, including provisions requiring an 80% super majority stockholder approval of certain actions and provisions for a classified Board of Directors, which would make the acquisition of the Company, by means of an unsolicited tender offer, a proxy contest or otherwise, more difficult or impossible.

                  Shares Eligible for Future Sale. The Company has filed a Registration Statement to permit transactions with respect to the shares of Common Stock issued in connection with the Quantime and In2itive transactions.

                  In addition to the shares of Common Stock which are outstanding, as of March 20, 1998, there were vested options outstanding held by management to purchase approximately an additional 616,000 shares of Common Stock, with an average exercise price of $13.26 per share, and unvested options to purchase approximately an additional 254,000 shares of Common Stock. The Company has also established a stock purchase plan available to employees of the Company, which permits employees to acquire shares of Common Stock at the end of each quarter at 85% of the market price of the Common Stock as of the day after the end of the quarter.

                  No prediction can be made as to the effect, if any, that future sales, or the availability of shares of Common Stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock by the Company or by shareholders or the perception that such sales may occur, could adversely affect prevailing market prices for the Common Stock.



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                  Accumulated Deficit.   The Company had an accumulated deficit
of $10,874,000  as of December 31, 1997.



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